UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER
001-37353

CUSIP NUMBER

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BiondVax Pharmaceuticals Ltd.
Full Name of Registrant

Former Name if Applicable

Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus
Address of Principal Executive Office (Street and Number)

Jerusalem, Israel
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

BIONDVAX PHARMACEUTICALS LTD. (the “Registrant”) was unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended December 31, 2022, due to a delay experienced by the Registrant in completing its financial statements and other disclosures in the Annual Report. This delay is due to this being the first Form 10-K and first set of financial statements being prepared in accordance with U.S. GAAP instead of International Financial Reporting Standards that the Company has been required to prepare. As a result, the Registrant is still in the process of compiling required information to complete the Annual Report. The Registrant anticipates that it will file the Annual Report no later than April 17, 2023 (the first business day after the fifteenth calendar day following the prescribed filing date).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Uri Ben-Or	+972	8-930-2529
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates a significant decrease in net loss from the corresponding period for the last fiscal year to be reflected by the earnings statements to be included in the Annual Report, including due to (i) an increase in research and development expenses, (ii) a decrease in marketing, general and administrative expenses, and (iii) a increase in net financial income

BIONDVAX PHARMACEUTICALS LTD.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

April 3, 2023	By:	/s/ Uri Ben-Or
	Name:	Uri Ben-Or
	Title:	Chief Financial Officer

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